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                                                                    Exhibit 99.1

                                  Contact:     Rivian Bell
                                               (425) 814-5421 (1/4-1/5 only)
                                               (310) 827-2327
                                               (888) 477-4319 (24 hours)
                                               jdicomm@ix.netcom.com
FOR IMMEDIATE RELEASE

                            LAMONTS FILES CHAPTER 11
                     TO RESTRUCTURE DEBT, IMPROVE LIQUIDITY;

               OBTAINS COMMITMENT FOR $45 MILLION IN DIP FINANCING

         KIRKLAND, WASH. - Jan. 4, 2000 - Lamonts Apparel, Inc. (OTC:LMNTE), which operates 38 family apparel stores in five Northwestern states, has taken steps to address its capital and liquidity constraints by filing a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The filing took place today in the U.S. Bankruptcy Court for the Western District of Washington in Seattle.

         Lamonts confirmed that it has received commitments for $45 million of debtor-in-possession (DIP) financing from Fleet Retail Finance, Inc. and Back Bay Capital Funding, LLC. Upon Court approval, the first draw under the new DIP agreement will replace the company's current working capital-term debt facility with Fleet Retail Finance, Inc.

         Lamonts expects daily operations at its stores to continue as usual, with as good or better a selection of goods and services available as existed before the filing. The company will ask the Court immediately to honor all customer commitments including return and exchange policies, special orders, gift certificates, and other customer-related aspects of the business. Lamonts plans to continue to accept its private label credit cards, as well as other major credit cards.

         Last week, Lamonts issued a statement that it has been experiencing liquidity constraints which prompted the company to open discussions with its lenders and with an informal committee of its largest trade creditors and counsel. Lamonts' capital constraints were exacerbated in 1999 due to several specific factors: higher than anticipated costs to achieve Y2K compliance and to complete installation of new store point-of-sale registers, and weak spring and summer sales resulting from unusually cool weather. Liquidity constraints adversely affected the company's ability to purchase inventory, obtain credit, and receive timely deliveries from key vendors.

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LAMONTS - 2-2-2

         "This Chapter 11 proceeding gives Lamonts the time necessary to restructure its debt and create an capital base appropriate to serve the best interests of all our constituents," stated Alan Schlesinger, chairman, president and chief executive officer. "Capital constraints remain an issue for Lamonts, even though we have consistently exerted very tight controls over operating expenses and store operations to improve earnings and the balance sheet. During fiscal years 1996, 1997, and 1998, we succeeded in growing topline sales by approximately 15 percent and doubling EBITDA (earnings before interest, taxes, depreciation and amortization). In the past five years, Lamonts has generated more than $1 billion in sales and paid its merchandise vendors more than $700 million.

         "Despite the improvements in our business, the series of events in 1999 put severe pressure on the company's liquidity. As a result, when the critical holiday sales season arrived, our inventories were out-of-balance to the extent that we were overstocked in slow-moving items and understocked in fast-moving items, particularly in our popular Home Decor and Accessories departments."

         Mr. Schlesinger went on to state that "a Chapter 11 reorganization offers the best opportunity to bring new cash into the company and resolve outstanding debt. We have already obtained commitments for sufficient DIP financing and obtained support from important vendors. Under the DIP financing, we will have significantly more cash available to purchase goods. While we recognize that the debt arising from goods and services received before the filing cannot be resolved except under the company's plan of reorganization, we hope that any hardship will be mitigated by purchases of new goods which receive priority payment status under the law."

         Lamonts intends to undertake specific key initiatives to achieve a successful reorganization. These initiatives include certain corporate organizational changes to strengthen merchandising and other key departments. Details of the new corporate organization are expected to be announced very soon.

         In addition, Lamonts intends to expand offerings under its Northwest Outfitter proprietary brand, focus on achieving gross profit margin targets, utilize new store point-of-sale systems to develop useful customer data, increase private label credit card sales, and facilitate electronic customer orders through the company's Internet site.

         Lamonts undertook a Chapter 11 reorganization that began on Jan. 6, 1995 and ended Jan. 31, 1998.

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LAMONTS - 3-3-3

During that time, the company achieved significant sales growth on a comparable-store basis, eliminated $90 million of debt, and redirected resources from underperforming stores to 38 core stores that all operated profitably as of Jan. 30, 1999. For the fiscal year ended Jan. 30, 1999, Lamonts reported EBITDA of approximately $10.6 million and a net loss of $4.5 million, or $0.50 per share, on sales of $209.6 million, the company's highest sales in the past four years. The company's stock has traded on the over-the-counter bulletin board under the symbol LMNT, which the OTC market recently changed to LMNTE.

         Lamonts' revenues for the fiscal year ending Jan. 31, 2000 are anticipated to be approximately $209 million. As of Oct. 30, 1999, the company showed assets and liabilities of $110.7 million and $104.4 million, respectively. Approximately $40 million in trade payables and accrued expenses are subject to the reorganization proceeding.

         Lamonts Apparel, Inc. operates family apparel stores in the following regions: 7 stores in Alaska, 5 stores in Idaho, 2 stores in Oregon, 1 store in Utah, and 23 stores in Washington. The company is well-known in the Northwest as a retailer of brand name apparel, accessories and home decor from such manufacturers as Adidas, Alfred Dunner, Byer of California, Jockey, Lee, Levi, Liz Claiborne, Mikasa, Ocean Pacific, OshKosh, Pacific Trail, Rafaella, Sag Harbor, Vanity Fair and Woolrich. Lamonts is headquartered in Kirkland, Wash. in the greater Seattle area and employs approximately 1,500 people. Additional corporate information is available at the company's web site at www.lamonts.com.

         STATEMENTS IN THIS PRESS RELEASE CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS," AND WORDS OF SIMILAR IMPORT, AND ANY OTHER STATEMENTS WHICH MAY BE CONSTRUED AS A PREDICTION OF FUTURE PERFORMANCE OR EVENTS, CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF THE COMPANY, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, (i) NATIONAL AND LOCAL GENERAL ECONOMIC AND MARKET CONDITIONS, (ii) DEMOGRAPHIC CHANGES, (iii) LIABILITY AND OTHER CLAIMS ASSERTED AGAINST THE COMPANY, (iv) COMPETITION, (v) THE LOSS OF A SIGNIFICANT NUMBER OF CUSTOMERS OR SUPPLIERS, (vi) FLUCTUATIONS IN OPERATING RESULTS, (vii) CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS, (viii) BUSINESS DISRUPTIONS,
(ix) THE ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, (x) OWNERSHIP OF THE COMPANY'S COMMON STOCK, (xi) VOLATILITY OF THE COMPANY'S STOCK PRICE, (xii) DELAYS ON THE PART OF THE COMPANY OR SUPPLIERS OR OTHER THIRD PARTIES IN ACHIEVING YEAR 2000 COMPLIANCE, AND (xiii) THE ADDITIONAL RISK FACTORS IDENTIFIED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JAN. 30, 1999 AND THE COMPANY'S REGISTRATION STATEMENT ON FORM S-1 (NO. 333-44311) INITIALLY FILED WITH THE SEC ON JAN. 15, 1998 (AND MOST RECENTLY AMENDED ON AUG. 10, 1999), AND THOSE DESCRIBED FROM TIME TO TIME IN THE COMPANY'S OTHER FILINGS WITH THE SEC, PRESS RELEASES AND OTHER COMMUNICATIONS. THE COMPANY DISCLAIMS ANY OBLIGATIONS TO UPDATE ANY SUCH FACTORS OR TO ANNOUNCE PUBLICLY THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

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